EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements (Nos. 333−31064, 333−64986, 333−55402 and 333-135340) on Forms S−8 of j2 Global Communications, Inc. of our reports dated March 11, 2007, relating to the consolidated financial statements and financial statement schedule of j2 Global Communications, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment as discussed in Note 1 and restatement of the 2005 and 2004 consolidated financial statements as discussed in Note 3) and to management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10−K of j2 Global Communications, Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
March 11, 2007